04015246

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR - 1 2004

SEC FILE NUMBER
8- 21009

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 AND ENDING 12/31/2003
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CitiStreet Equities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Tower Center
(No. and Street)

East Brunswick, NJ 08816
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Frank J. Roselli, (732) 514-2079
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

99 High Street, Boston, MA 02110
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frank J. Roselli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CitiStreet Equities LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal

Title

THERESA GUIDO LAPLACA
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES OCT. 4, 2008

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

CITISTREET EQUITIES LLC

Financial Statements and Supplementary Information

December 31, 2003 and 2002

(With Independent Auditors' Report Thereon and Supplemental Report on Internal Control)

CITISTREET EQUITIES LLC

Table of Contents

	Page
Independent Auditors' Report	1
Statements of Financial Condition	2
Statements of Operations	3
Statements of Changes in Member's Capital	4
Statements of Changes in Liabilities Subordinated to Claims of General Creditors	5
Statements of Cash Flows	6
Notes to Financial Statements	7 - 9
Schedule I: Computation of Net Capital Computed Under Rule 15c3-1 of the Securities and Exchange Commission	10
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5	11 - 12

KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 988 0800

Independent Auditors' Report

The Member of
CitiStreet Equities LLC:

We have audited the accompanying statements of financial condition of CitiStreet Equities LLC (the Company) as of December 31, 2003 and 2002, and the related statements of operations, changes in member's capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CitiStreet Equities LLC as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 23, 2004

CITISTREET EQUITIES LLC

Statements of Financial Condition

December 31, 2003 and 2002

Assets		2003	2002
Cash and cash equivalents	$	770,228	778,800
Due from affiliate		7,244,733	2,545,164
Total assets	$	8,014,961	3,323,964
Liabilities and Member's Capital			
Liabilities:			
Commissions payable	$	263,415	135,455
Accounts payable and accrued expenses		5,228	13,800
Total liabilities		268,643	149,255
Member's capital		7,746,318	3,174,709
Total liabilities and member's capital	$	8,014,961	3,323,964

See accompanying notes to financial statements.

CITISTREET EQUITIES LLC

Statements of Operations

Years ended December 31, 2003 and 2002

		2003	2002
Revenues:			
Commission income:			
First year, net of cancellations	$	24,080,875	28,207,049
Renewals		13,283,616	12,839,093
Other income		11,388	21,305
Total revenues		37,375,879	41,067,447
Expenses:			
Commission expense		9,279,380	10,375,051
Management fee		23,509,297	30,508,613
Other		15,593	21,419
Total expenses		32,804,270	40,905,083
Net income	$	4,571,609	162,364

See accompanying notes to financial statements.

CITISTREET EQUITIES LLC

Statements of Changes in Member's Capital

Years ended December 31, 2003 and 2002

		2003	2002
Member's capital, beginning of year	$	3,174,709	3,012,345
Net income		4,571,609	162,364
Member's capital, end of year	$	7,746,318	3,174,709

See accompanying notes to financial statements.

CITISTREET EQUITIES LLC

Statements of Changes in Liabilities Subordinated
to Claims of General Creditors

Years ended December 31, 2003 and 2002

		2003	2002
Subordinated borrowings at beginning of year	$	—	300,000
Decreases:			
Payment of subordinated notes		—	(300,000)
Subordinated borrowings at end of year	$	—	—

See accompanying notes to financial statements.

CITISTREET EQUITIES LLC

Statements of Cash Flows

Years ended December 31, 2003 and 2002

		2003	2002
Cash flows from operating activities:			
Net income	$	4,571,609	162,364
Adjustments to reconcile net income to net cash (used in) provided by operating activities:			
Change in due from affiliate		(4,699,569)	(110,051)
Change in commissions payable		127,960	(52,313)
Change in accounts payable and accrued expenses		(8,572)	13,800
Total adjustments		(4,580,181)	(148,564)
Net cash (used in) provided by operating activities		(8,572)	13,800
Cash flows from financing activities:			
Settlement of secured demand note receivable		—	(300,000)
Payment of note payable under a subordinated demand note collateral agreement		—	300,000
Net cash provided by financing activities		—	—
(Decrease) increase in cash		(8,572)	13,800
Cash and cash equivalents, beginning of year		778,800	765,000
Cash and cash equivalents, end of year	$	770,228	778,800

See accompanying notes to financial statements.

(1) Organization and Nature of Business

CitiStreet Equities LLC (the Company), a New Jersey limited liability company, is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. (the NASD). The Company is a down-stream affiliate of CitiStreet Associates LLC (Associates), which in turn is an indirect down-stream affiliate of CitiStreet LLC (CitiStreet). CitiStreet, a Delaware limited liability company, was formed on April 1, 2000 as a joint venture between State Street Bank & Trust Company (State Street), a Massachusetts trust company, and Keeper Holdings LLC (Citi), a Delaware limited liability company. CitiStreet, through its subsidiaries, provides recordkeeping and administrative services, investment advisory, insurance agency, mortgage brokerage, broker-dealer services, and outsourcing for defined benefit and defined contribution retirement plans and health and welfare plans in the United States of America and globally, in all cases for businesses, not-for-profit entities and government entities. In addition, sales and marketing activities are performed for those services and functions.

The Company offers and sells variable annuity contracts to participants in tax-deferred annuity programs through the facilities of Associates.

(2) Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Summary of Significant Accounting Policies

(a) Recognition of Revenues and Commission Expenses

The Company recognizes first-year commission revenue and related commission expenses upon the satisfactory completion of applications for the purchase of variable annuity contracts. The Company provides for the effect of potential cancellations of contracts by participants. Renewal commission revenues and related commission expenses are recognized when the renewal commissions are received.

(b) Cash and Cash Equivalents

Cash and cash equivalents consist of funds in a money market account and a certificate of deposit with an original maturity of ninety days or less when purchased.

(4) Transactions with Affiliates

The Company has an agreement with Associates under which Associates provides the Company with management, marketing, and administrative facilities and services, including the use of Associates' sales personnel. As part of this agreement, Associates acts as the Company's paying agent for payment of the Company's expenses and earned commissions that have become payable to Associates' sales personnel. Fees for these services are based on the Company's share of the combined revenues of Associates and the Company applied to those allocable expenses incurred by Associates. These expenses primarily include

commission expense, rent, and corporate functions. Total fees paid to Associates were $32,788,677 for 2003 and $40,883,664 for 2002.

In addition, the Company sells without recourse, assigns and transfers to Associates on an ongoing basis interest in all of its accounts receivable. These sales assignments and transfers occur at the Company's book value. These accounts receivable were $9,200 and $29,501 at December 31, 2003 and 2002, respectively.

The Company has entered into selling arrangements with The Travelers Insurance Company to represent them, on a nonexclusive basis, in the solicitation of applications for the purchase by eligible persons of variable retirement annuity contracts and other equity financial service products. Commissions earned from the offering of these products were $30,811,516 in 2003 and $34,227,184 in 2002. Included in these amounts are additional commissions which the Company, along with Associates, negotiated with The Travelers Insurance Company. In 2003 and 2002, additional commissions of $4,913,919 and $4,469,914 were recorded by the Company, respectively.

(5) Concentrations of Credit Risk

At December 31, 2003 and 2002, the Company had the following financial instruments representing concentrations of credit risk:

		2003	2002
Certificates of deposit at PNC Bank	$	15,000	15,000
Provident Institutional Fund certificate of deposit		750,000	750,000
Total concentration of credit risk	$	765,000	765,000

(6) Fair Value of Financial Instruments

The certificate of deposit and commissions receivable are financial instruments held by the Company for which the carrying value approximates fair value.

(7) Income Taxes

For federal income tax purposes, the Company is deemed to be a single-member disregarded entity. Accordingly, Company earnings are taxable to the member directly; therefore, no tax provision is made in these financial statements.

(8) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital (as defined) equal to the greater of $25,000 or 6 2/3% of aggregate indebtedness (as defined). As of December 31, 2003, the Company had net capital of $501,585, which is $476,585 in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital was .54 to 1 as of December 31, 2003.

The Company had entered into a Subordinated Demand Note Collateral Agreement with The Travelers Insurance Group Inc. collateralized by marketable securities with a face value of $350,000 and a market value at December 31, 2001 of $357,001 which were held by The Travelers Insurance Group Inc. Such agreement, amended as of March 24, 1998, was scheduled to mature on March 31, 2004 and provided the Company with additional capital toward meeting the minimum net capital requirement under Rule 15c3-1. The corresponding liability, "Note payable under a subordinated demand note collateral agreement," was subordinated to the claims of general creditors and was noninterest bearing. To the extent that the subordinated borrowings were required for the Company's continued compliance with the minimum net capital requirements under Rule 15c3-1, they may not have been repaid.

On July 16, 2002, the Company prepaid the subordinated demand note, and the related collateral was returned to the Travelers Insurance Group Inc. Prepayment of the note was approved by the NASD.

(9) SEC Rules 15c3-3 and 17a-13

In accordance with the NASD, the Company is exempt from the provisions of Rule 15c3-3 (which applies to the reserves and custody of securities) under the provisions of paragraph (k)(1) thereof and from Rule 17a-13 (which applies to quarterly securities counts) under the provisions of paragraph (a) thereof.

Schedule I

CITISTREET EQUITIES LLC

Computation of Net Capital Computed Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2003

Net capital:		
Total member's capital	$	7,746,318
Deductions:		
Due from affiliate		(7,244,733)
Net capital	$	501,585
Aggregate indebtedness	$	268,643
Net capital requirement		25,000
Excess net capital at 1,500%		476,585
Excess net capital at 1,000%		474,721
Ratio of aggregate indebtedness to net capital		0.54 to 1

There are no material differences between this computation of net capital and the corresponding calculation prepared by the Company and included in the Company's unaudited FOCUS Form X-17a-5, Part IIA, filed on January 23, 2004, as of December 31, 2003.

See accompanying independent auditors' report.

KPMG

KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 988 0800

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Member of
CitiStreet Equities LLC:

In planning and performing our audit of the financial statements and supplemental schedule of CitiStreet Equities LLC (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons
- Recordation of differences required by Rule 17a-13
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(Continued)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the member and management of CitiStreet Equities LLC, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 23, 2004